

New York Stock Exchange
11 Wall Street
New York, NY 10005

April 30, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares, Each Representing a 1/40th Interest in a Share of 5.700% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C of REGIONS FINANCIAL CORPORATION under the Exchange Act of 1934.

Sincerely,

An Intercontinental Exchange Company
© 2019 Intercontinental Exchange, Inc.